UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments
Thereto Filed Pursuant to Rule 13d-2(a)

FEIHE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

450663109
(CUSIP Number)

You-Bin Leng Star City International Building 10 Jiuxianqiao Road, C-16th Floor Chaoyang District, Beijing 100016 People’s Republic of China +(86) 10 6431-9357 With a copy to:
Zhan Chen Kefei Li Jin Mao Tower, 38F, Unit 03 88 Century Blvd, Pudong, Shanghai 200121, People’s Republic of China +(86) 21 6165-1700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	450663109
1.		NAME OF REPORTING PERSON: You-Bin Leng
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,981,358(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,981,358(1)
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,981,358 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (2)
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.4%(3)
14.		TYPE OF REPORTING PERSON IN

(1) Consists of 8,969,358 shares of Common Stock and options to purchase 12,000 shares of Common Stock within 60 days of the date hereof.

(2) Mr. You-Bin Leng may be deemed to be part of a “group” (as discussed in Item 5 of this Schedule 13D) with Morgan Stanley which, as of October 4, 2012, beneficially owned 88,309 shares of Common Stock.

(3) Percentage calculated based on 19,784,291 shares of Common Stock outstanding as of August 1, 2012 (as provided by the Company).

INTRODUCTORY NOTE

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 11, 2003 on behalf of Mr. You-Bin Leng (“Mr. Leng”) with respect to Feihe International, Inc. (the “Company”), as previously amended on September 22, 2003 (as amended and supplemented to date, this “Schedule 13D”).

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of the Company. The address of the principal executive office of the Company is Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing 100016, China.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

Mr. Leng’s present occupation is the Chief Executive Officer and Chairman of the Board of Directors of the Company. The Company, a holding company incorporated in Utah, is one of the leading producers and distributors of premium infant formula, milk powder, and soybean, rice and walnut products in the People's Republic of China (the “PRC”). The business address of both Mr. Leng and the Company is Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing 100016, China.

During the last five years, Mr. Leng has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Leng is a citizen of the PRC.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

It is anticipated that, at the price per share of Common Stock set forth in the Proposal (as described in Item 4 below), approximately US$80.0 million will be expended in acquiring approximately 10,814,933 outstanding shares of Common Stock owned by stockholders of the Company other than Mr. Leng (“Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity financing.  The equity financing will be provided by MSPEA IMF Holding Limited (“MSPEA”), an investment holding company indirectly controlled by Morgan Stanley (“MS”), in the form of cash. The source of funds to be contributed by MSPEA for such equity financing will come from certain funds managed or advised by affiliates of MS.  On October 3, 2012, MSPEA received a letter from Wing Lung Bank Limited indicating that it is highly confident of its ability to provide debt financing in the form of a loan facility in an amount of US$50 million that would be required for the proposed acquisition of the Publicly Held Shares.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated as follows:

On October 3, 2012, Mr. Leng and MSPEA entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, Mr. Leng and MSPEA agreed, among other things, (i) to jointly deliver a non-binding proposal (the “Proposal”) to the Company’s board of directors for the acquisition of the Publicly Held Shares, (ii) to deal exclusively with each other with respect to the transaction contemplated under the Proposal for a maximum of 6 months after the date thereof, (iii) to conduct a joint assessment of the Company as promptly as reasonably practicable, and (iv) to use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Company's approval, to enter into the definitive agreements in respect of the transactions contemplated under the Proposal.

On October 3, 2012, Mr. Leng and MSPEA, on behalf of themselves, submitted the Proposal to the Company’s board of directors. In the Proposal, Mr. Leng and MSPEA proposed to acquire, through an acquisition vehicle to be established by Mr. Leng and MSPEA, all of the Publicly Held Shares for US$7.40 per share. Mr. Leng and MSPEA also stated in the Proposal that they are interested only in acquiring the Publicly Held Shares, and that Mr. Leng does not intend to sell his stakes in the Company. Mr. Leng and MSPEA intend to finance the transactions contemplated under the Proposal through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3.

Any definitive agreement entered into in connection with the transactions contemplated under the Proposal is likely to be subject to customary closing conditions, including approval by the Company’s stockholders of the terms of such transactions, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to such agreement with its covenants thereunder, the absence of a material adverse effect.

If the transactions contemplated under the Proposal are completed, the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the New York Stock Exchange.

References to the Consortium Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibits 7.01 and 7.02 and incorporated herein by reference in their entirety.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (b)
As of the date hereof, Mr. Leng directly holds 8,969,358 shares of Common Stock and options to purchase 12,000 shares of Common Stock within 60 days of the date hereof, collectively accounting for approximately 45.4% of the total outstanding Common Stock. Mr. Leng has sole voting and dispositive control over such shares and options. In addition, pursuant to Section 13(d)(3) of the Act, MS and Mr. Leng may, on the basis of the facts described elsewhere herein, be considered to be a “group”.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Leng that it is the beneficial owner of any of the 88,309 shares of Common Stock beneficially owned by MS for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except as set forth in Items 3 and 4 above, Mr. Leng has not effected any transactions in the Common Stock during the 60 days preceding the filing of this Schedule 13D.

(d)
No person other than Mr. Leng is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 8,981,358 shares of Common Stock owned by Mr. Leng.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated as follows:

The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of Mr. Leng, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Leng and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Consortium Agreement by and between Mr. Leng and MSPEA, dated as of October 3, 2012.

Exhibit 7.02:	Proposal Letter from Mr. Leng and MSPEA to the Company’s board of directors, dated as of October 3, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2012

You-Bin Leng

/s/ You-Bin Leng
Name: You-Bin Leng